UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Lev Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52730C101

(CUSIP Number)

J. Peter Wolf, Esq.

Vice President, General Counsel and Secretary

ViroPharma Incorporated

397 Eagleview Boulevard

Exton, Pennsylvania 19341

610-458-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52730C101

1.	Names of Reporting Persons. ViroPharma Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 9,661,836 (See Item 5)
8. Shared Voting Power 36,421,817 (See Item 5)
9. Sole Dispositive Power 9,661,836 (See Item 5)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,083,653 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.5% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Lev Common Stock”), of Lev Pharmaceuticals, Inc., a Delaware corporation (“Lev”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive office of Lev is at 675 Third Avenue, New York, NY 10017.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of ViroPharma Incorporated, a Delaware corporation (“ViroPharma”). The principal business and principal office address of ViroPharma is 397 Eagleview Boulevard, Exton, PA 19341. ViroPharma is a biopharmaceutical company dedicated to the development and commercialization of products that address serious infectious diseases, with a focus on products used by physician specialists or in hospital settings.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of ViroPharma as of the date hereof is set forth on Annex A attached hereto and incorporated herein by this reference.

During the last five years, neither ViroPharma nor, to the best knowledge of ViroPharma, any person named on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Merger Agreement

ViroPharma entered into an Agreement and Plan of Merger, dated July 15, 2008 (the “Merger Agreement”), with Lev and HAE Acquisition Corp. (“Merger Sub”), that provides for the acquisition of Lev by ViroPharma by means of a merger (the “Merger”) of Merger Sub with Lev. As a result of the Merger, Lev will become a wholly owned subsidiary of ViroPharma. The Merger Agreement provides that, upon consummation of the Merger, each share of Lev Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares of Common Stock owned by ViroPharma or its wholly owned subsidiaries or as to which statutory appraisal rights are perfected) will be converted into the right to receive (i) that number of shares of common stock, par value $.002 per share (the “ViroPharma Common Stock”), of ViroPharma equal to the quotient determined by dividing $0.50 by the Average Closing Price (the “Exchange Ratio”); provided, that, if the Average Closing Price is less than $10.03, the Exchange Ratio will be .050 and if the Average Closing Price is greater than $15.68, the Exchange Ratio will be .032, (ii) $2.25 in cash, without interest, and (iii) a non-transferable contingent value right (“CVR”) that provides for contingent consideration of up to $1.00 per share. As used herein, “Average Closing Price” means the average daily closing price per share of the ViroPharma Common Stock on The Nasdaq Stock Market for the 20 consecutive trading days ending on (and including) the second trading day immediately prior to the effective time of the Merger.

Each CVR provides former Lev stockholders with the right to receive up to two contingent payments of $0.50 each per share if Lev meets certain targets after the closing of the Merger. The first CVR payment of $0.50 per share would become payable when either (i) Lev’s leading product candidate for the prophylactic and acute treatment of hereditary angioedema (“HAE”), Cinryze™, is approved by the United States Food and Drug Administration (“FDA”) for acute treatment of HAE and the FDA grants orphan exclusivity for Cinryze™ encompassing the acute treatment of HAE to the exclusion of all other human C1 inhibitor products or (ii) orphan exclusivity for the acute treatment of HAE has not become effective for any third party’s human C1 inhibitor product for two years from the later of the date of closing and the date that orphan exclusivity for Cinryze™ for the prophylaxis of HAE becomes effective. The second CVR payment of $0.50 per share would become payable when Cinryze™ reaches at least $600 million in cumulative net product sales within 10 years of closing. CVRs will not be transferable, except in limited circumstances.

The boards of directors of Lev and ViroPharma have unanimously approved the Merger and the Merger Agreement. The Merger Agreement is subject to customary closing conditions and contains customary representations, warrants and covenants made by Lev and ViroPharma. The Merger is conditioned upon:

•	clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•

absence of laws or orders of any governmental authority prohibiting the closing of the Merger or interfering with ViroPharma’s ability to own Lev or requiring ViroPharma to divest all or a material portion of Lev or ViroPharma as a result of the Merger;

•	adoption of the Merger Agreement by the affirmative vote of stockholders holding a majority of the outstanding shares of Lev Common Stock; and

•	other customary closing conditions.

The Merger Agreement provides that, during the period between the date of the Merger Agreement and the closing of the Merger, Lev will operate its business in the ordinary course. Additionally, during such period, Lev is restricted from taking certain actions without obtaining the prior consent of ViroPharma (which may not be unreasonably withheld).

The Merger Agreement prohibits Lev from soliciting or encouraging competing acquisition proposals. However, Lev may, subject to the terms and conditions set forth in the Merger Agreement, provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal that Lev’s board of directors determines constitutes or would reasonably be expected to result in a “Superior Proposal” (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both ViroPharma and Lev, including, among other things, the right of ViroPharma to terminate the Merger Agreement upon the occurrence of certain regulatory actions related to Lev. Either party may also terminate the Merger Agreement if the Merger has not occurred on or prior to January 15, 2009 and the terminating party is not in breach of the Merger Agreement. The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Lev will pay ViroPharma a termination fee and/or reimbursement of reasonable, documented expenses.

Voting Agreement

As an inducement to ViroPharma and as a condition to ViroPharma’s entering into the Merger Agreement, Judson A. Cooper (Chairman of the Board, Executive Vice President and Secretary of Lev) and Joshua D. Schein (the Chief Executive Officer and a Director of Lev) (the “Stockholder Parties”) entered into a Voting Agreement with ViroPharma, dated July 15, 2008 (the “Voting Agreement”), whereby the Stockholder Parties agreed to vote all of the shares of Lev Common Stock currently beneficially owned by them or acquired by them after such date in favor of approval of the adoption of the Merger Agreement and approval of the Merger and against any Alternative Transaction, including a Superior Proposal (each, as defined in the Merger Agreement). The Stockholder Parties also granted ViroPharma an irrevocable proxy granting ViroPharma the right to vote such shares in accordance with the preceding sentence. The Voting Agreement limits the ability of the Stockholder Parties to sell or otherwise transfer the shares of Lev Common Stock beneficially owned by them. As of July 15, 2008, the Stockholder Parties beneficially owned an aggregate of approximately 32,766,917 shares of Lev Common Stock and options to purchase approximately 6,054,900 shares of Lev Common Stock, of which options to purchase 3,654,900 shares are currently exercisable. The Voting Agreement terminates upon the earliest to occur of (i) the date of the effectiveness of the Merger, (ii) the date of the termination of the Merger Agreement in accordance with its terms and (iii) the date of any material modification or amendment of the Merger Agreement, including but not limited to, a modification of the consideration payable to stockholders of Lev pursuant to the Merger Agreement as in effect on the date of the execution of the Voting Agreement.

Equity Investment

Concurrently with the execution of the Merger Agreement and at the request of Lev, ViroPharma and Lev entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), relating to the purchase by ViroPharma of 9,661,836 shares (the “Purchased Shares”) of Lev Common Stock at a purchase price of $2.07 per share (the “Equity Investment”). The Purchased Shares were sold by Lev pursuant to Lev’s Registration Statement on Form S-3 (File No. 333-143196). ViroPharma paid an aggregate of $20,000,000 in cash for the Purchased Shares, which amount was funded from the working capital of ViroPharma. The Equity Investment was consummated on July 15, 2008.

ViroPharma agreed that, prior to the termination of the Merger Agreement, at every stockholders meeting of Lev, ViroPharma will vote the Purchased Shares, in proportion to the vote by the other stockholders of Lev, among other things, (i) in favor of approval of the merger, the merger agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”) and (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction. This limitation will not apply to any person that ViroPharma transfers any of the Purchased Shares to, other than an affiliate of ViroPharma.

ViroPharma made this Equity Investment at the request of Lev in order to provide it with necessary short and medium term funding to continue the research, development and preparation for the commercialization of Cinryze™. Under the Securities Purchase Agreement, Lev covenants to use the net proceeds from the sale of the Purchased Shares solely for the research, development and commercialization of Cinryze™, including but not limited to: (i) building inventory for the potential launch of Cinryze™ for the treatment of HAE in the United States; (ii) obtaining approval for Cinryze™; (iii) independently commercializing Cinryze™ for the treatment of HAE in the United States; (iv) conducting research and development activities of Cinryze™ for HAE, including clinical trials; (v) opening and operating plasma centers; (vi) developing and implementing related marketing plans; and (vii) related payroll, travel, entertainment, education and other related expenses and corporate overhead. This covenant terminates upon the earlier of the termination of the Merger Agreement or the consummation of the Merger.

The foregoing summary of the Merger Agreement, the Voting Agreement and the Securities Purchase Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and is qualified in its entirety by, the Merger Agreement, which is Exhibit 99.1 hereto, the form of CVR Agreement, which is Exhibit 99.2 hereto, the Voting Agreement, which is Exhibit 99.3 hereto and the Securities Purchase Agreement, which is Exhibit 99.4. These agreements are incorporated by reference into this Schedule 13D.

Item 4.	Purpose of Transaction

The Stockholder Parties entered into the Voting Agreement to induce ViroPharma to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger. The purpose of the Merger is for ViroPharma, through Merger Sub, to acquire control of, and the entire equity interest in, Lev. ViroPharma acquired the Purchased Shares pursuant to the Equity Investment at the request of Lev to provide Lev with necessary short and medium term financing to assist with the commercialization of Cinryze.

Other than pursuant to and in connection with the Merger Agreement and the Voting Agreement, as described in Items 3 and 6, neither ViroPharma nor, to the best knowledge of ViroPharma, any person listed on Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Lev, or the disposition of securities of Lev; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lev or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Lev or any of its subsidiaries; (d) any change in the present Board of Directors or management of Lev, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Lev; (f) any other material change in Lev’s business or corporate structure; (g) changes in Lev’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Lev by any person; (h) causing a class of securities of Lev to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Lev becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although ViroPharma reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) – (b). ViroPharma has sole voting and dispositive power over the 9,661,836 Purchased Shares acquired pursuant to the Securities Purchase Agreement, which constitute approximately 6.3% of the outstanding shares of Lev Common Stock as of July 15, 2008, based on the number of shares outstanding as represented by Lev in the Merger Agreement and after giving effect to the Equity Investment.

By virtue of the Voting Agreement, ViroPharma may be deemed to share with the Stockholder Parties the power to vote or direct the voting of an aggregate of 36,421,817 shares of Lev Common Stock, consisting of 32,766,917 issued and outstanding shares and 3,654,900 shares issuable upon the exercise of currently exercisable stock options, each beneficially owned by the Stockholder Parties (collectively, the Voting Agreement Shares”). ViroPharma is not entitled to any other rights as a stockholder of Lev as to the Voting Agreement Shares and does not have any right to dispose or direct the disposition of the Voting Agreement Shares, except for the restrictions described in Item 6. The Voting Agreement Shares represent approximately 23.3% of the outstanding shares of Lev Common Stock as of July 15, 2008, based on the number of shares outstanding as represented by Lev in the Merger Agreement and after giving effect to the Equity Investment.

The Purchased Shares and the Voting Agreement Shares represent, in the aggregate, constitute approximately 29.5% of the outstanding shares of Lev Common Stock as of July 15, 2008, based on the number of shares outstanding as represented by Lev in the Merger Agreement and after giving effect to the Equity Investment.

Pursuant to Rule 13d-4 under the Exchange Act, ViroPharma hereby states that this Schedule 13D shall not be deemed an admission that ViroPharma is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Voting Agreement Shares, and ViroPharma expressly disclaims beneficial ownership of the Voting Agreement Shares.

To the best knowledge of ViroPharma, no shares of Lev Common Stock are beneficially owned by any of the persons listed on Annex A.

(c). Other than pursuant to the Securities Purchase Agreement and the Voting Agreement described above, neither ViroPharma nor, to the best knowledge of ViroPharma, any person named on Annex A has effected any transaction in the shares of Lev Common Stock during the past 60 days.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each of the Stockholder Parties has agreed that, prior to the termination of the Voting Agreement, at any meeting of the stockholders of Lev, however called, and on every action or approval by written consent of the stockholders of Lev, such Stockholder Party shall vote the Voting Agreement Shares (i) in favor of the Merger, the Merger Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction): (A) any merger, consolidation or business combination involving Lev or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of Lev or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Lev or any of its subsidiaries; or (D) any other action that is intended, or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction (each of (ii) and (iii), a “Competing Transaction”).

Furthermore, except as provided for in the Voting Agreement, each Stockholder Party has irrevocably granted to and appointed ViroPharma (and its executive officers) to be his proxy and attorney-in-fact (with full power of substitution and re-substitution) to vote all the Voting Agreement Shares in accordance with the provisions described above.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Stockholder Party, solely in his capacity as a stockholder, has agreed that until termination of the Voting Agreement, he shall not directly or indirectly, (i) solicit, initiate or knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement) or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) except as permitted by the Merger Agreement, conduct or engage in discussions or negotiations with respect to any Acquisition Proposal, or disclose any non-public information relating to Lev or of its subsidiary in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) enter into any letter of intent or similar document or contract contemplating or otherwise relating to any Acquisition Transaction (as defined in the Merger Agreement).

Further, pursuant to the Voting Agreement, each Stockholder Party agreed that he will not: (i) other than in connection with the Merger or as a result of death, transfer, or discuss, negotiate, make an offer or enter into an agreement, commitment or other arrangement to transfer any of the Voting Agreement Shares; (ii) commit any act that would restrict his legal power, authority and right to vote all of the Voting Agreement Shares; and (iii) enter into any voting agreement with any person or entity with respect to any of the Voting Agreement Shares or grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Voting Agreement Shares.

The Voting Agreement provides that it will automatically terminate on the first to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement, (iii) at the time of any material amendment or modification to the Merger Agreement or (iv) as to either Stockholder Party, upon written notice by ViroPharma to such Stockholder Party of the termination of the Voting Agreement. The Voting Agreement is incorporated herein by reference and the foregoing summary is subject to, and qualified in its entirety by, reference to the filed exhibit.

Except for the Voting Agreement and the Merger Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Lev.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated July 15, 2008, by and among ViroPharma Incorporated, HAE Acquisition Corp., and Lev Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on July 18, 2008).

99.2	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ViroPharma Incorporated on July 18, 2008).

99.3	Stockholder Voting Agreement, dated July 15, 2008, by and among ViroPharma Incorporated, Lev Pharmaceuticals, Inc., Judson Cooper and Joshua Schein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ViroPharma Incorporated on July 18, 2008).

99.4	Securities Purchase Agreement, dated July 15, 2008, by and between ViroPharma Incorporated and Lev Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ViroPharma Incorporated on July 18, 2008).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

Date: July 22, 2008	By:	/s/ J. Peter Wolf
J. Peter Wolf
Vice President, General Counsel and Secretary

Annex A

Directors and Executive Officers of ViroPharma Incorporated

The following tables set forth the name, present principal occupation or employment, and residence or business address of each director and executive officer of ViroPharma Incorporated. The business address of each person named below is ViroPharma Incorporated, 397 Eagleview Boulevard, Exton, Pennsylvania 19341. Except as indicated below, each director and executive officer is a citizen of the United States.

Directors

Name	Present Principal Occupation or Employment
Michel de Rosen* (Chairman)	Chief Executive Officer, Saint Gobain Desjonqueres

Paul A. Brooke	Chairman, Alsius Corporation

William D. Claypool, M.D.	President, Phoenix Data Systems, Inc.

Michael R. Dougherty	President and CEO, Adolor Corporation

Robert J. Glaser	Chief Marketing and Sales Officer, Medsn, Inc.

John R. Leone	Partner, Paul Capital Partners

Vincent J. Milano	President, Chief Executive Officer, Chief Financial Officer and Treasurer, ViroPharma Incorporated

Howard H. Pien	Chief Executive Officer and President, Medarex, Inc.

*	Mr. de Rosen is a citizen of France.

Executive Officers

Name	Present Principal Occupation at ViroPharma Incorporated
Vincent J. Milano	President, Chief Executive Officer, Chief Financial Officer and Treasurer

Colin Broom, M.D.	Vice President, Chief Scientific Officer

Thomas F. Doyle	Vice President, Strategic Initiatives

Daniel B. Soland	Vice President, Chief Operating Officer and Chief Commercial Officer

Robert G. Pietrusko	Vice President, Regulatory Affairs and Quality

J. Peter Wolf	Vice President, General Counsel and Secretary

Richard Morris	Chief Accounting Officer